

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 31, 2010

Via Facsimile (202.362.2902) and U.S. Mail

Marc E. Levy, Esq.
Luse Gorman Pomerenck & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Re: Comtex News Network, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed on March 16, 2010
File No. 0-10541

Amendment No. 1 to Schedule 13E-3
Filed on March 16, 2010
File No. 5-34168

Dear Mr. Levy:

We have reviewed the above filings and have the following comments.

Revised Proxy Statement

Fairness of the Reverse Stock Split, page 25

1. We note your response to prior comment 11. Note that if the board has based its fairness determination on the analysis of factors undertaken by the Special Transaction Commitee, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose in this section whether the board of directors expressly adopted the Special Transaction Commitee's discussion and analyses of the factors disclosed under the heading "Factors Considered in Determining Fairness" found on pages 25 through 28. Note however, that to the extent the board did not adopt the Special Transaction Committee's discussion and analyses, the board must discuss, per prior comment 11, each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Please amend the filings in response to this comment. Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions